UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.       )*

US SEARCH.COM INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

903404 10 1

(CUSIP Number)

December 28, 2001 and January 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903404 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Pearlstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,172,668

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 2,172,668

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,172,668

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The name of the issuer is US Search.com Inc., a Delaware corporation (the “Issuer”).

	(b)	Address of Issuer's Principal Executive Offices The principal executive offices of the Issuer are located at 5401 Beethoven Street, Los Angeles, California 90066.

Item 2.
	(a)	Name of Person Filing David Pearlstein (“Mr. Pearlstein”).

	(b)	Address of Principal Business Office or, if none, Residence Mr. Pearlstein’s principal business office is located at 2400 Bisso Lane, Suite 100, Concord, California 94520.

	(c)	Citizenship Mr. Pearlstein is a citizen of the United States.

	(d)	Title of Class of Securities This information statement relates to the Common Stock, $.001 par value, of the Issuer (the “Common Stock”).

	(e)	CUSIP Number The CUSIP number of the Common Stock is 903404 10 1.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Mr. Pearlstein beneficially owns 2,172,668 shares of Common Stock, consisting of 2,156,000 shares of Common Stock held of record by Mr. Pearlstein and 16,668 shares of Common Stock as to which Mr. Pearlstein has the right to exercise a stock option within sixty days of January 31, 2002.  Mr. Pearlstein disclaims beneficial ownership of the shares of Common Stock owned by each of his father Irwin Pearlstein and his sister Cheryl Pearlstein-Enos.

(b)

Mr. Pearlstein’s ownership represents approximately 8.0% of the 27,215,372 shares of Common Stock that Mr. Pearlstein believes to be outstanding, based upon 18,029,355 shares of Common Stock outstanding on November 9, 2001 per the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, plus an aggregate of 9,186,017 shares of Common Stock issued to Mr. Pearlstein and others in the transaction which is the subject of this filing.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Mr. Pearlstein is an individual.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

                                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2002	/s/ DAVID PEARLSTEIN
David Pearlstein